ATCO
GROUP

Corporate Office

[redacted]

04036184

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

'y 30, 2004

SUPPL

rities and Exchange Commission
iary Plaza
th Street, NW
ngton, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a co y of the following:

- News Release dated July 30, 2004 - New CFO

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Pleas ndicate your receipt of the enclosed by stamping the enclosed copy of this letter and ret g it to the sender in the enclosed self-addressed, stamped envelope.

s,

ian Utilities Limited
nber of the ATCO Group of Companies

rlene C. Mitchell, STI
porate Secretarial Department

osure(s)

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

ATCO GROUP NewsRelease

FILE NO. 82-34745

ATCO LTD. and CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

ATCO Group Announces New Chief Financial Officer

July 30, 2004

Calgary, Alberta: The Boards of Directors of ATCO Ltd. and Canadian Utilities Limited today announced that Karen M. Watson has been appointed Senior Vice President and Chief Financial Officer, ATCO Ltd. and Canadian Utilities Limited, effective October 1, 2004, upon the retirement of J.A. (Jim) Campbell, Senior Vice President, Finance and Chief Financial Officer.

Ms. Watson has most recently been Vice President, Finance and Controller of ATCO Ltd. and Canadian Utilities Limited and has held successively responsible positions within the ATCO Group since 1976.

Mr. J.A. (Jim) Campbell, Senior Vice President, Finance and Chief Financial Officer will be retiring on October 1, 2004 after 40 years of dedicated service to the ATCO Group.

ATCO Group is a premier Canadian organization of companies, Alberta based with more than 7,000 employees actively engaged worldwide in Utilities, Power Generation, Technologies, Logistics & Energy Services and Industrials. More information about ATCO Group can be found at www.atco.com.

For further information, please contact:

Dale Cawsey
Vice President, Human Resources
& Corporate Secretary
(403) 292-7428

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

July 30, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated July 30, 2004 - Dividend Declaration

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

ATCO GROUP NewsRelease

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

FOR IMMEDIATE RELEASE

ATCO LTD. DECLARES DIVIDENDS

CALGARY, July 30, 2004 – The Board of Directors of ATCO Ltd. has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2004)	Payment Date (2004)
Class I Non-Voting	ACO.X	0.35	15-Sep	30-Sep
Class II Voting	ACO.Y	0.35	15-Sep	30-Sep
5.75% Series 3	ACO.PR.A	0.359375	11-Aug	01-Sep

ATCO Group is an Alberta based corporation with a worldwide organization of companies and more than 7,000 employees engaged in Power Generation, Utilities, Logistics and Energy Services, Industrials and Technologies. More information about ATCO Ltd. can be found on the website, www.atco.com.

Contact: J.A. Campbell
Senior Vice President, Finance
and Chief Financial Officer
ATCO Ltd.
(403) 292-7502